Filed Pursuant to 424(b)(3)

Registration Statement No. 333-262279

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus dated March 31, 2022)

Up to 39,688,152 Shares of Common Stock

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This prospectus supplement supplements the prospectus dated March 31, 2022 (as amended or supplemented prior to the date hereof, the Prospectus), which forms a part of our registration statement on Form S-1 (File No. 333-262279). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 14, 2022 (the Current Report). Accordingly, we have attached the Current Report to this prospectus supplement. Any document, exhibit or information contained in the Current Report that has been deemed furnished and not filed in accordance with SEC rules shall not be incorporated into the Prospectus.

The Prospectus and this prospectus supplement relate to the offering and resale by the selling stockholders identified in the Prospectus of up to 39,688,152 shares of our common stock, par value $0.0001 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The Nasdaq Global Market under the symbol “PRDS.” On September 13, 2022, the closing price of our common stock was $3.07 per share.

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Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

The registration statement to which the Prospectus and this prospectus supplement relates registers the resale of a substantial number of shares of our common stock by the selling stockholders. Sales in the public market of a large number of shares, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

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Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is September 14, 2022

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2022

PARDES BIOSCIENCES, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40067	85-2696306
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, CA 92008

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 415-649-8758

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	PRDS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)

On September 13, 2022, the Board of Directors (the Board) of Pardes Biosciences, Inc. (the Company) appointed John C. Pottage, Jr., M.D. as a Class II director of the Company with an initial term expiring at the Company’s 2023 annual meeting of stockholders and Laurie Smaldone Alsup, M.D. as a Class III director of the Company with an initial term expiring at the Company’s 2024 annual meeting of stockholders, in each case until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. In connection with Dr. Pottage’s and Dr. Smaldone Alsup’s appointments to the Board, the size of the Board was increased from eight directors to ten directors. Dr. Pottage was appointed to the Board’s Audit Committee and Science & Technology Committee and Dr. Smaldone Alsup was appointed to the Board’s Compensation Committee.

Dr. Pottage and Dr. Smaldone Alsup will participate in the Company’s Non-Employee Director Compensation Policy (the NED Policy), which provides for cash retainers (which are prorated for partial years of service) and equity awards. A current description of the NED Policy is set forth in the Company’s Proxy Statement for its 2022 annual meeting of stockholders, which was filed with the Securities and Exchange Commission (the SEC) on April 26, 2022. In accordance with the NED Policy, Dr. Pottage will receive a pro rata portion of the $35,000 annual retainer for service as a director for the remaining portion of the year, a pro rata portion of the $7,500 annual retainer for service as a member of the Audit Committee for the remaining portion of the year, and a pro rata portion of the $4,000 annual retainer for service as a member of the Science & Technology Committee for the remaining portion of the year. In accordance with the NED Policy, Dr. Smaldone Alsup will receive a pro rata portion of the $35,000 annual retainer for service as a director for the remaining portion of the year and a pro rata portion of the $5,000 annual retainer for service as a member of the Compensation Committee for the remaining portion of the year. In accordance with the NED Policy, in connection with their appointments to the Board, each of Dr. Pottage and Dr. Smaldone Alsup will receive options to purchase 75,000 shares of the Company’s common stock under the Company’s 2021 Stock Option and Incentive Plan (the 2021 Plan), which options will vest and become exercisable in 36 substantially equal monthly installments after the grant date, such that the options shall be vested and exercisable as to all shares on the third anniversary of the grant date, subject to Dr. Pottage’s and Dr. Smaldone Alsup’s respective continued service with the Company and accelerated vesting upon the occurrence of a sale event (as defined in the 2021 Plan).

Each of Dr. Pottage and Dr. Smaldone Alsup has also entered into the Company’s standard Director Indemnification Agreement, the form of which was filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2021.

There was no arrangement or understanding between either of Dr. Pottage or Dr. Smaldone Alsup and any other person pursuant to which Dr. Pottage or Dr. Smaldone Alsup was appointed as a director. Neither Dr. Pottage nor Dr. Smaldone Alsup is a party to any transaction or proposed transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended. There are no family relationships between either of Dr. Pottage or Dr. Smaldone Alsup and any director or executive officer of the Company.

Item 7.01	Regulation FD Disclosure.

On September 14, 2022, the Company issued a press release titled “Pardes Biosciences Appoints Laurie Smaldone Alsup, M.D. and John C. Pottage, Jr., M.D. to Board of Directors.” The full text of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release by the Company dated September 14, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PARDES BIOSCIENCES, INC.

By:	/s/ Thomas G. Wiggans
Name:	Thomas G. Wiggans
Title:	Chief Executive Officer and Chair of the Board of Directors

Date: September 14, 2022

EXHIBIT 99.1

Pardes Biosciences Appoints Laurie Smaldone Alsup, M.D. and
John C. Pottage, Jr., M.D. to Board of Directors

CARLSBAD, Calif. September 14, 2022 (GLOBE NEWSWIRE) – Pardes Biosciences, Inc. (Nasdaq: PRDS), a clinical-stage biopharmaceutical company developing PBI-0451 as a potential stand-alone, novel oral antiviral drug candidate for the treatment and prevention of SARS-CoV-2 infections and COVID-19 disease, today announced the appointments of Laurie Smaldone Alsup, M.D. and John C. Pottage, Jr., M.D. to its Board of Directors.

“As we advance PBI-0451 into a Phase 2 study, I am delighted to welcome both Laurie and John to our Board and look forward to leveraging their deep experience and insights as we take the next steps in development,” said Tom Wiggans, Chief Executive Officer and Chair of the Board of Pardes Biosciences. “Laurie is an established thought leader in the implementation of global regulatory strategies and we believe her track record of launching successful commercial products in infectious disease will be critical in achieving our goal of bringing a potential stand-alone oral antiviral treatment to patients with SARS-CoV-2 infections. John joins us with significant expertise in leading clinical development efforts in the infectious disease space through approval and we are excited for his guidance on the execution of our Phase 2 study and subsequent next steps for our PBI-0451 oral antiviral program.”

Dr. Smaldone Alsup has over 30 years of biopharmaceutical industry experience, specializing in commercially successful product approvals and global regulatory strategy. She currently serves as the Chief Medical Officer and Chief Scientific Officer of NDA Group AB, a regulatory and drug product development consulting company. Prior to joining NDA Group AB, she served as the President and Chief Scientific Officer of PharmApprove LLC, a regulatory communications consultancy. Previously, Dr. Smaldone Alsup served as the President and Chief Executive Officer of Phytomedics, Inc., a clinical stage company with a focus on auto-immune, inflammatory, and metabolic diseases. She began her industry career at Bristol Myers Squibb, where she spent 20 years in roles of increasing responsibility in clinical development, regulatory strategy, and corporate risk management, including as Vice President, Corporate Strategy and Business Risk Management, Senior Vice President of Global Regulatory Science, and Vice President, Infectious Disease Clinical Research, which included the HIV/antiviral portfolio. Dr. Smaldone Alsup holds a B.A. in Biological Sciences from Fordham College and an M.D. from Yale School of Medicine and is a medical oncologist by training. She currently serves on the boards of directors of Blackberry, Ltd., Arvinas, Inc., Theravance Biopharma, Inc., and Kinnate Biopharma, Inc.

Dr. Pottage brings over 20 years of executive and clinical development experience, with expertise in infectious diseases. He most recently served as Chief Medical Advisor of Clear Creek Bio, Inc. a clinical-stage biotechnology company developing small molecule antiviral therapeutics. He previously served as Senior Vice President and Chief Scientific and Medical Officer of ViiV Healthcare, a joint venture of GSK, plc and Pfizer Inc. focused on treatments for HIV. Prior to ViiV, Dr. Pottage served as Senior Vice President, Head of Infectious Disease Medicine Development Center, and Vice President, Global Clinical Development of Antivirals, at GSK. Prior to joining GSK, he served as Chief Medical Officer and Senior Vice President of Drug Development of Achillion Pharmaceuticals, Inc. Dr. Pottage began his industry career as a Medical Director at Vertex Pharmaceuticals, Inc. Prior to joining industry, Dr Pottage was a member of the faculty and clinical staff at Rush Medical College in the Department of Internal Medicine and the Section of Infectious Disease. He is board certified in both Internal Medicine and Infectious Disease by the American Board of Internal Medicine. Dr. Pottage holds an A.B. in Biology from Colgate University and an M.D. from Saint Louis University School of Medicine and currently serves on the board of directors of Spero Therapeutics, Inc.

About Pardes Biosciences, Inc.
Pardes Biosciences is a clinical-stage biopharmaceutical company created to help solve pandemic-sized problems, starting with COVID-19. We are dedicated to discovering and developing potent and easy-to-prescribe oral antiviral drug candidates so that patients everywhere can get well sooner. For more information, please visit www.pardesbio.com.

Forward Looking Statement

This press release contains statements that relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When or if used in this press release, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “outlook,” “plan,” “possible,” “potential,” “predict,” “should,” “will,” and similar expressions and their variants, as they relate to Pardes Biosciences (Pardes), may identify forward-looking statements. All statements that reflect Pardes’ expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding Pardes’ dedication to discovering and developing potent and easy-to-prescribe oral antiviral drug candidates, Pardes’ goal to bring a potential stand-alone oral antiviral treatment to patients with SARS-CoV-2 infections, and subsequent next steps for Pardes’ PBI-0451 oral antiviral program. Forward-looking statements are subject to risks, uncertainties and changes in circumstances that are difficult to predict, which could cause Pardes’ actual activities and results to differ materially from those expressed in any forward-looking statement. Such risks and uncertainties include, but are not limited to: (i) risks and uncertainties related to Pardes’ ability to advance, obtain regulatory approval of and ultimately commercialize its product candidates; (ii) Pardes’ ability to maintain financial resources necessary to continue its clinical trials, fund development goals and fund business operations; (iii) the impact of the COVID-19 pandemic on Pardes’ business, clinical trials, financial condition, liquidity and results of operations; and (iv) other risks and uncertainties described under the heading “Risk Factors” in Pardes’ most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other SEC filings. The statements in this press release speak only as of the date of this press release, even if subsequently made available by Pardes on its website or otherwise. Pardes disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

Investor Contacts:

Patrick O'Brien
pobrien@pardesbio.com

Stephen Jasper

Gilmartin Group

(858) 525-2047

stephen@gilmartinir.com